SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

__________________________________________________

Avigen, Inc.
(Name of Subject Company)

Avigen, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

053690103
(CUSIP Number of Class of Securities)

__________________________________________________

M. Christina Thomson
Vice President, General Counsel and Secretary
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 748-7150

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
__________________________________________________

With copies to:

Brett D. White
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

     The name of the subject company is Avigen, Inc., a Delaware corporation (“Avigen”). The address and telephone number of Avigen’s principal executive offices are 1301 Harbor Bay Parkway, Alameda, California 94502 and (510) 748-7150.

Securities

     The title of the class of equity securities to which this Schedule 14D-9 (this “Statement”) relates is Avigen’s Common Stock, par value $0.001 per share (the “Common Stock”), including the associated rights to purchase shares of Avigen’s Series A Junior Participating Preferred Stock (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 21, 2008, by and between Avigen and American Stock Transfer & Trust Co. LLC, as rights agent. Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. As of the close of business on January 31, 2009, there were 26,769,115 Shares issued and outstanding, and an additional 6,267,662 Shares were reserved for issuance under Avigen’s equity compensation plans, of which 4,075,415 are issuable upon or otherwise deliverable in connection with outstanding options.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

     Avigen is the person filing this Statement. Avigen’s name, business address and business telephone number set forth in Item 1 above are incorporated herein by reference.

Tender Offer

     This Statement relates to the tender offer by BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser”) and wholly owned subsidiary of Biotechnology Value Fund, L.P., a Delaware limited partnership (together with the Purchaser, “BVF”), to purchase all of the outstanding Shares at a price of $1.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated January 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on January 23, 2009, as amended on February 2, 2009 (as amended, the “Schedule TO”). The Offer materials, including the Offer to Purchase and Letter of Transmittal, were separately mailed to stockholders of Avigen.

     The Offer and the Purchaser’s obligation to purchase any Shares in the Offer are subject to a significant number of conditions, including the following: (i) four individuals nominated by BVF (the “BVF Nominees”) to join the Board of Directors of Avigen (the “Board”) to replace existing board members (who BVF is seeking to remove without cause, as described more fully in Item 4 below), must have been elected to the Board at a special meeting of stockholders called for that purpose, or otherwise appointed, and constitute a majority of directors on the Board; (ii) the stockholder rights issued and outstanding under the Rights Agreement discussed in more detail in Item 3 below must have been redeemed by the Board, or BVF must be satisfied in its reasonable discretion that the rights are inapplicable to the Offer; and (iii) Avigen must not have authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, alternative strategy, disposition of assets or relinquishment of any material contract or other right of Avigen or any comparable event or capital depleting transaction not in the ordinary course of business. The Offer is also subject to a number of additional conditions set forth in the Schedule TO, including those discussed in Item 4 below.

     The Schedule TO states that the address and telephone number of the principal executive offices of the Purchaser are 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and (312) 506-6500.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Other than as disclosed in this Statement, to the knowledge of Avigen, as of the date of this Statement, there are no material agreements, arrangement or understandings, or any actual or potential conflicts of interest, between Avigen or its affiliates and (i) Avigen’s executive officers, directors or affiliates, or (ii) BVF or its executive officers, directors or affiliates.

Arrangements with Executive Officers and Directors of Avigen

     If Avigen’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Avigen. As of January 31, 2009, Avigen’s directors and executive officers owned an aggregate of 48,233 Shares. The foregoing amounts exclude Shares underlying options, which are discussed below. If the directors and executive officers were to tender all of their Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $1.00 per Share as contemplated by the Offer, the directors and executive officers would receive an aggregate of $48,233 in cash. To the knowledge of Avigen, none of Avigen’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.

     Avigen’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below that relate to a change in control of Avigen, which would occur if one of the conditions to the Offer were to occur, namely that the current Avigen Board is removed and the BVF Nominees are elected to the Board. In addition to the Offer as filed by the Purchaser, BVF (together with several related parties) also filed with the SEC on January 9, 2009 a Schedule 14A in connection with their solicitation of proxies for, among other things, the proposed removal of the current members of Avigen’s Board, without cause, and for the proposed election of BVF’s slate of director nominees to replace the removed directors, all at a special meeting of stockholders. Avigen is currently in the process of facilitating BVF’s request for a special meeting. In the case of each plan or agreement discussed below to which the term “change in control” applies, the removal of the current members of the Board would constitute a change in control.

     In May 2005, Avigen’s Board, upon the recommendation of the Compensation Committee of the Board, established a Management Transition Plan to retain key employees and enable executive officers to represent stockholder interests during periods involving a possible change in control. Under the Management Transition Plan, a participant was entitled to receive, if the executive officer’s employment with Avigen terminated due to an involuntary termination or a constructive termination within two months prior to or 18 months following a change in control, the following benefits: (i) salary continuation for 12 months, except for Avigen’s CEO, who would receive salary continuation for 18 months; (ii) acceleration of all options held by the executive officer and extended exercisability for two years; and (iii) COBRA payments for 12 months, except for Avigen’s CEO, who would receive COBRA payments for 18 months.

     On October 30, 2008, the Compensation Committee of the Board approved an amendment and restatement of the Management Transition Plan to, among other things, implement changes to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and to provide benefits more competitive with companies of similar size. Under the amendment and the current benefit levels that have been established: (i) salary continuation was extended three months, and (ii) COBRA payments were extended three months for executive officers other than the CEO.

     For further information with respect to these matters (other than the October 30, 2008 amendment to the Management Transition Plan), see Avigen’s proxy statement filed with the SEC on April 24, 2008 (the “2008 Proxy”) under the headings: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Compensation.” These portions of the 2008 Proxy are incorporated by reference in this Item 3 and excerpts of these portions of the 2008 Proxy are attached hereto as Exhibit (e)(1).

     As more fully described in Exhibit (e)(1), Avigen’s non-employee directors are compensated by an annual cash retainer and an annual stock option grant under Avigen’s 2006 Equity Incentive Plan.

     As of January 31, 2009, Avigen’s directors and executive officers held options to purchase an aggregate of 2,993,058 Shares, 740,086 of which were unvested, with exercise prices ranging from $2.86 to $47.63 per Share and an aggregate weighted exercise price of $6.93 per Share.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

     After careful consideration by the Board, including a thorough review of the Offer with management of Avigen and Avigen’s financial and legal advisors, the Board, at a meeting held on January 29, 2009, determined that the Offer is inadequate and not in the best interests of Avigen’s stockholders.

     ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER. If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or our information agent, Innisfree M&A Incorporated (“Innisfree”) at the address and phone number below.

Innisfree M&A Incorporated
501 Madison Ave, 20th Floor
New York, NY 10022
Stockholders May Call Toll-free: 1-888-750-5834
Banks and Brokers May Call Collect: 1-212-750-5833

     In reaching the conclusions and in making the recommendation described above, the Board took into account a number of factors, described in more detail below, including the Board’s belief that the Offer undervalues the Shares.

     A copy of the press release relating to the recommendation to reject the Offer is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

Background Summary

     Although BVF had previously been a significant stockholder of Avigen, BVF’s filings with the SEC show that BVF had sold almost all of its Shares prior to October 21, 2008. Specifically, in the two months prior to October 21, BVF sold more than 640,000 Shares, at prices ranging from $3.95 to $4.60 per Share.

     On October 21, 2008, Avigen announced that the top-line data from its AV650 trial for the treatment of spasticity in patients with multiple sclerosis did not meet its primary endpoint. As a result of this announcement, Avigen’s stock price dropped by more than 80% and, on the same day, BVF purchased more than 8,100,000 Shares in the open market at an average price of approximately $0.58 per Share.

     Avigen held a conference call announcing the data from the AV650 trial. On the call, Avigen stated that the management and Board were pleased with the trial design and execution, but unfortunately the results were unequivocal. As a result, the AV650 program would be immediately terminated and no additional investment in the program was planned.

     On October 22, 2008, Avigen’s representatives met with BVF’s representatives. At the meeting, BVF’s representatives expressed admiration for the team’s past performance in creating stockholder value. BVF proposed that Avigen, given its expertise and cash balance, look for attractive companies to merge with or acquire. BVF expressed its belief that such a strategy could lead to a significant return on its recent investment.

     Avigen’s Chairman, Dr. Zola Horovitz, invited Mark Lampert, President of BVF, to present his views to the Board at the upcoming Board meeting on October 30, 2008. Mr. Lampert presented at the meeting and again expressed his admiration of the Board and management on taking swift and decisive action to terminate the AV650 program. However, instead of pursuing strategic alternatives, Mr. Lampert recommended to the Board that Avigen immediately liquidate. Following Mr. Lampert’s participation, the Board approved management’s recommendation to significantly reduce head count and to monetize both the AV513 and AV411 assets through either a partnership or sale transaction, and authorized management to initiate a process to identify potential strategic opportunities that could maximize stockholder value and result in returns that exceeded Avigen’s liquidation value.

     On the next day, and without waiting for any response from the Board, BVF filed an amendment to its Schedule 13D expressing the same view Mr. Lampert had expressed at the Board meeting and threatening to bring a proposal for liquidation directly to a vote of the stockholders.

     On November 3, 2008, Avigen announced a significant restructuring aimed at preserving cash and reassessing strategic opportunities, including staff reductions of over 70 percent of Avigen’s total workforce, as approved by the Board on October 30.

     Dr. Kenneth Chahine, Avigen’s CEO, continued to have an open dialogue with Mr. Lampert through phone conversations and emails. Dr. Chahine tried to reassure BVF that Avigen was going to conduct an orderly and efficient process and that Avigen was being fiscally prudent. Mr. Lampert expressed his opinion that Avigen should grant BVF a “put option” (an option to sell its Shares back to Avigen at a set price in the future) to guarantee the minimum “worst case outcome” for BVF. Dr. Chahine expressed that such a put option could potentially weaken Avigen’s negotiating position in its efforts to monetize AV411 or a sale of Avigen. Dr. Chahine explained his concerns by using the analogy of someone trying to sell their house for full value when the buyers know the house is scheduled to go into foreclosure at a fraction of the price in the future.

     On November 21, 2008, Avigen entered into the Rights Agreement described in more detail in Item 8 below, in order to discourage a hostile takeover by a third party at a price that would prevent stockholders from obtaining fair value for their Shares.

     During the next two weeks Avigen continued discussions with strategic advisors and began negotiating engagement letters with Pacific Growth Equities (“Pacific Growth”) and RBC Capital Markets (“RBC”).

     On December 4, 2008, Dr. Chahine, along with one of the strategic advisors, spoke with Mr. Lampert. Dr. Chahine stated that he had spoken with counsel, strategic advisors, and several Board members regarding BVF’s demand for a put option. Dr. Chahine conveyed that numerous legal and business concerns had been raised and cautioned that a put option might have unintended consequences that would disadvantage all stockholders, including BVF. Nevertheless, Dr. Chahine stated that he remained open-minded and invited Mr. Lampert to provide Avigen’s strategic advisors at Pacific Growth support and rationale for BVF’s proposal for presentation and consideration by the Board at a meeting to be held on December 9.

     On December 8, 2008, Dr. Horovitz received a letter from MediciNova, Inc. (“MediciNova”), proposing an acquisition of Avigen by MediciNova and setting forth very general terms for the proposed acquisition. Dr. Horovitz promptly contacted MediciNova’s Chairman and expressed that Avigen was in the process of retaining strategic advisors to consider proposals such as this early in the new year. This timing was necessary to permit Avigen’s management to focus on the ongoing restructuring efforts and to complete the negotiation of the sale of AV513 to Baxter Healthcare, and to formally retain strategic advisors.

     On December 9, 2008, the Board met. While not formally engaged, strategic advisors from Pacific Growth and RBC gave presentations outlining their expertise and the review process. The Board discussed the MediciNova proposal and Dr. Horovitz stated that he had contacted MediciNova’s Chairman and had proposed a timeline for discussion. BVF did not provide any supporting material to strategic advisors on the mechanism or rationale for a put option.

     On December 11, 2008, BVF published an open letter to the Board. In the letter BVF accused management and the Board of general mismanagement and reiterated BVF’s demand that the Board “guaranty” an outcome for stockholders.

     On December 18, 2008, Avigen announced the sale of its AV513 product candidate for $7,000,000 ($0.23 per Share) to Baxter Healthcare.

     On December 22, 2008, Drs. Horovitz and Chahine issued a letter to stockholders underscoring the Board’s and management’s commitment to act in the best interests of Avigen’s stockholders and emphasizing the swift and decisive actions already taken to preserve cash since the AV650 announcement. The letter to stockholders also reminded stockholders of the significant value of Avigen’s remaining assets, and of the Board’s and management’s commitment to pursue possible strategic transactions that would be in the best interests of all of Avigen’s stockholders. The letter concluded with a pledge to stockholders that Avigen would continue to use the same fiscally prudent approach that had allowed it to preserve cash.

     On that same day, Dr. Horovitz received a second (and modified) proposal from MediciNova. In the letter, MediciNova proposed terms substantially similar to those contained in MediciNova’s December 8 letter, modified to reflect the $7,000,000 received from the sale of AV513.

     The Board subsequently reviewed the proposal from MediciNova and concluded that the MediciNova proposal, as revised, should be carefully considered and that due diligence should commence early in the new year following the engagement of strategic advisors. Dr. Horovitz again contacted MediciNova’s Chairman and communicated the Board’s conclusion.

     On December 29, 2008, BVF filed an amended Schedule 13D advocating that Avigen should “consummate the Proposed Merger expeditiously.” It was the Board’s view that BVF’s publicly-stated support for the MediciNova proposal weakened Avigen’s negotiating position, making it more difficult for Avigen to negotiate a better transaction with MediciNova on behalf of all of Avigen’s stockholders.

     On January 9, 2009, BVF delivered a notice to Avigen, demanding that Avigen call a special meeting of stockholders to, among other things, remove the current members of Avigen’s Board, without cause, and for the proposed election of BVF’s slate of director nominees (the “BVF Nominees”).

     On January 14, 2009, Avigen announced that it had engaged RBC to oversee the review of merger and acquisition opportunities for Avigen and had engaged Pacific Growth primarily to assist in monetizing Avigen’s AV411 assets.

     On the very next day, BVF publicly announced its intention to make a tender offer to purchase all of the outstanding Shares of Avigen. In its offering documents filed subsequently, BVF incorrectly stated that Avigen had rejected the MediciNova proposal and expressed BVF’s view that, if elected to the Board of Avigen, the BVF Nominees would pursue the MediciNova proposal.

     On January 19, 2009, Avigen sent a confidentiality agreement to MediciNova’s Chairman of the Board, in order to initiate the due diligence process and negotiations regarding a possible transaction between Avigen and MediciNova. The Board proposed in the confidentiality agreement that both Avigen and MediciNova share information with each other in order to permit the Board and, if a transaction is agreed upon, Avigen stockholders, to understand key aspects of MediciNova’s business, including anticipated expenses, development plans, and commercialization strategy in order to properly evaluate the proposal and determine whether it is appropriate to recommend or, if recommended, approve.

     In the days following, Avigen’s strategic advisors at RBC met with representatives of BVF to engage in further discussions.

     On January 20, 2009, RBC presented various financial analyses and an overview and update of the process of evaluating Avigen’s strategic alternatives to the Board. On that date, Avigen received multiple proposals from companies to engage in strategic transactions that, on their face, appeared competitive with the MediciNova proposal. Avigen contacted these companies and initiated discussions to assess these potential strategic transactions.

     Avigen’s strategic advisors at RBC sent an email to MediciNova’s Chairman on January 22, 2009, stating that efforts to reach MediciNova’s CEO and CFO were unsuccessful and urging him to review and return the confidentiality agreement so that due diligence could commence as soon as possible. The Chairman responded that he would remind the MediciNova management. RBC subsequently received a communication from MediciNova’s CFO promising that they would review the draft and return it with any comments.

     In spite of Avigen’s continuing efforts to assess potential strategic transactions and the Board’s and management’s efforts to engage Mr. Lampert in productive discussions, on January 23, 2009, the Purchaser filed a Schedule TO with the SEC, formally initiating the Offer.

     At Board meetings held on January 26 and 29, 2009, at each of which the Board assessed the Offer, RBC presented various financial analyses and an overview and update regarding the process of evaluating Avigen’s strategic alternatives.

     One week after MediciNova’s prior communication, on January 29, 2009, strategic advisors at RBC once again contacted MediciNova’s Chairman reiterating that efforts to reach MediciNova’s CEO and CFO were unsuccessful and urging him to review and return the confidentiality agreement so that diligence could commence as soon as possible. The Chairman responded that he would remind the management again.

     On January 30, 2009, RBC received a revised version of the confidentiality agreement from MediciNova with suggested changes. The draft was reviewed by Avigen’s counsel and on February 3, 2009, promptly returned to MediciNova. RBC proposed that MediciNova’s counsel call Avigen’s counsel to expedite the process and resolve any issues so that the due diligence process could be initiated as soon as possible.

     As of the date of this statement, MediciNova’s counsel had not yet contacted Avigen’s counsel.

Reasons for the Board’s Recommendation

     The Board studied the proposed Offer and consulted with Avigen’s management and financial and legal advisors. The Board concluded that:

  The Offer price is inadequate and substantially undervalues Avigen. The Board believes the Offer price is inadequate and substantially undervalues our business, including our cash position, AV411 development program, intellectual property, license with Genzyme, experienced management team and our public listing. More specifically:

    Cash. We have more than $1.00 per Share of cash, net of liabilities. Even if we were to liquidate Avigen now or later in the year, we believe we could distribute more than $1.00 per Share to you.

    AV411. AV411 is a clinical stage drug candidate for large markets such as pain, as well as a growing unmet medical need in this country for which there is currently no good treatment: addiction to both prescription and illicit drugs. AV411 is in human clinical trials funded almost entirely by the National Institute on Drug Abuse (NIDA). We recently sold a much earlier stage program for $7,000,000, or $0.23 per Share. Based on our early conversations with potential buyers and partners, we believe we can realize substantially more value than that from AV411.

    Genzyme. We believe we may receive additional money from Genzyme related to programs and a family of more than 60 patents it bought from us several years ago.

    Management. We have a very experienced management team who have successfully developed and marketed products. The team members also possesses unique know-how and skill sets related to the AV411 pain and addiction program, as well as the family of related compounds, that is critical to maximizing the value of the program.

    Public listing. Many private companies place a high value on our listing, especially now, when the IPO window remains largely closed and capital is in short supply. Many other life science companies believe a public listing would allow them greater access to capital and improve their opportunity and ability to make acquisitions.
  We believe we can structure a transaction that will allow you to receive value for many or all of these assets.

    The Board believes that the current global economic crisis provides significant strategic opportunities to companies such as Avigen with a strong cash position and a public listing.

    In addition to pursuing a potential strategic relationship with MediciNova (see Background Summary above for a history of interactions), we have already received other written proposals which appear competitive to MediciNova’s proposal. These proposals place significant value on many or all of Avigen’s assets. We believe we will receive additional proposals in the weeks ahead.

    We urge you not to tender Shares in the Offer before we and our advisors have had the chance to fully explore the proposals we have received and expect to receive shortly.

  Avigen’s stock price has recently traded as high as $1.06 per Share, and closed on February 5, 2009 at a price of $1.00 per Share.

  The BVF Offer transfers to BVF any future increases in the price of your Avigen stock. Under the terms of BVF’s Offer, if you tender your Shares, and the Offer is consummated, you would not receive more than $1.00 per Share. The Board does not believe that BVF would make the Offer unless they believed the value of each Share was greater than the Offer price. In fact, BVF states in its Offer to Purchase that “[t]he Purchaser is making this Offer because BVF believes that the purchase of Shares at the purchase price pursuant to the Offer represents an attractive investment for the Purchaser.” If you tender your Shares, and the Offer is consummated, BVF will benefit from any gains in Avigen’s stock price, not you.

  The BVF Offer is not a firm commitment to you and is unlikely to close by the Expiration Time. The Offer has conditions that make it unlikely to close on February 23, 2009 as stated in the Offer, and carries significant uncertainty that the Offer will be consummated at all. For example, the Purchaser will not buy the Shares, even if you tender them, unless the BVF Nominees are elected to the Board. The Schedule TO lists several conditions that must be met prior to 12:00 midnight, New York time, on February 23, 2009 (the “Expiration Time”), including the following key conditions:

    BVF Board Majority Condition. The BVF Nominees must be elected to the Board at a special meeting of stockholders called for that purpose, or otherwise appointed, and constitute a majority of directors on the Board. As discussed above, BVF has requested that Avigen call a special meeting of stockholders for, among other things, the purpose of removing the current members of Avigen’s Board, without cause, and for the proposed election of the BVF Nominees. While no meeting date has yet been set, under Avigen’s bylaws the special meeting does not have to be held until May 9, 2009. As a result, this condition will not be met prior to the Expiration Time. Accordingly, unless the Offer were extended (and re-extended) to a date after the date of the special meeting, this condition would not be satisfied.

    Termination of Stockholder Rights Condition. The stockholder rights issued and outstanding under the Rights Agreement discussed in more detail in Item 8 below must have been redeemed by the Board, or BVF must be satisfied in its reasonable discretion that the rights are inapplicable to the Offer. As discussed in Item 8 below, Avigen has a Rights Agreement in place in order to permit the Board to have adequate time to consider all opportunities available to Avigen in the interests of the stockholders. The Board has not agreed (and has no current intention) to redeem the rights under the Rights Agreement in connection with the Offer, whether prior to the Expiration Time or otherwise. As a result, it is unlikely that this condition will be met prior to the Expiration Time.

    No Transaction Condition. Avigen must not have authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, alternative strategy, disposition of assets or relinquishment of any material contract or other right of Avigen or any comparable event or capital depleting transaction not in the ordinary course of business. As discussed above, Avigen has engaged advisors to assist Avigen in identifying potential strategic transactions that may be in the interests of Avigen and its stockholders. As a result, if, prior to the Expiration Time, Avigen proposes or announces its intent to enter into such a transaction, this condition to the Offer will not be met.

For the reasons described above, it is unlikely that all of these conditions will be satisfied prior to the Expiration Time, and it is possible that none of these conditions may be satisfied by such time. As a result, unless the Purchaser agrees to waive the conditions (including many additional conditions discussed further below) that remain unsatisfied at the Expiration Time, the Purchaser will need to extend (and possibly re-extend) the Offer or the Offer will terminate.

  Additional conditions to the Offer. In addition to the key conditions to the Offer discussed above, the Schedule TO also states that it is a condition to the Offer, and accordingly that the Purchaser is not required to consummate the Offer, in the event of any of the following:

    any event or change in the business, financial condition or results of operations of Avigen or any of its subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Avigen or the value of the Shares;

    any lawsuit, administrative action or proceeding or any statute, rule or regulation, which (i) challenges or seeks to restrain the Offer, to impose limitations on BVF’s ability to acquire or hold or to exercise full rights of ownership of the Shares, or (ii) would likely result in a materially adverse effect on Avigen or the value of the Shares;

    certain adverse changes in market conditions, including (i) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or (ii) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

    any material adverse change in the market price of the Shares or in the U.S. securities or financial markets;

    any material adverse change in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the currency exchange markets;

    the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or any event that, in BVF’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions;

    the commencement of a war, armed hostilities or other international or national calamity involving the United States or any attack on, outbreak or act of terrorism involving the United States;

    any other change in the general political, market, economic or financial conditions in the United States or abroad that could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Avigen and its subsidiaries, taken as a whole;

    any stock split or proposed stock split of Avigen’s Shares;

    Avigen acquires any Shares;

    Avigen sells, or proposes the authorization or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants to acquire, any of the foregoing;

  Avigen declares or proposes to declare or pay any dividend or other distribution;

  Avigen alters or proposes to alter any material term of any outstanding security or incurs or proposes to incur any debt other than in the ordinary course of business;

  Avigen enters into or announces its intent to enter into any agreement or arrangement with any person or group that could reasonably be expected to have material adverse significance with respect to either the value of Avigen or any of its affiliates or the value of the Shares to us or any of our affiliates;

  Avigen enters into or amends any employment, severance or similar agreement, arrangement or plan with any of its employees to provide for increased benefits to employees as a result of or in connection with the Offer;

  Avigen takes any action to terminate or amend any employee benefit plan, except as required by law;

  Avigen amends, or proposes any amendment to, its certificate of incorporation or bylaws; or

  Avigen grants to any person proposing a merger with or acquisition of Avigen or its assets any type of option, warrant or right to acquire or receive any Shares or other securities, assets or business of Avigen, or Avigen pays or agrees to pay any consideration to any party in connection with any such merger or acquisition, which could reasonably be expected to make it inadvisable to proceed with the Offer.
  Furthermore the consideration offered by BVF in the Offer would in general be taxable to you.

     The foregoing discussion of the information and factors considered by the Board of Avigen is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of Avigen as described in Item 3 above and in the 2008 Proxy.

Intent to Tender

     To the knowledge of Avigen, none of Avigen’s directors or executive officers intends to tender any of their Shares for purchase pursuant to the Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Avigen has engaged RBC to render financial advisory services and has agreed to pay RBC customary compensation for such services, including for services in connection with the Offer. Avigen is also required to reimburse RBC’s out-of-pocket expenses incurred in performing the services in connection with its engagement. Avigen has also agreed to indemnify RBC against certain liabilities arising out of or in connection with the engagement. RBC and its affiliates in the past have provided, and in the future may provide, financial advisory and commercial and investment banking services to Avigen for which services they have received, and would expect to receive, compensation. In the ordinary course of business, RBC and its affiliates may actively trade or hold securities of Avigen for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Avigen has retained Innisfree to assist it in connection with Avigen’s communications with its stockholders with respect to the Offer. Avigen has agreed to pay Innisfree customary compensation for such services and to reimburse certain expenses of Innisfree in connection with the engagement. In addition, Avigen has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

     Avigen has retained The Abernathy MacGregor Group (“Abernathy”) as its public relations advisor in connection with the Offer. Avigen has agreed to pay customary compensation for such services and to reimburse Abernathy for its out-of-pocket expenses arising out of or in connection with its engagement. Avigen has also agreed to indemnify Abernathy against certain liabilities arising out of or in connection with the engagement.

     Certain officers, directors and employees of Avigen may render services in connection with the Offer, but they will not receive any additional compensation for such services.

     Except as set forth above, neither Avigen nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Avigen concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Common Stock have been effected during the past 60 days by Avigen, or, to Avigen’s knowledge, any of Avigen’s directors, executive officers, affiliates (including BVF), or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, Avigen is not undertaking or engaged in any negotiation in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of Avigen’s securities by Avigen, any subsidiary of Avigen or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Avigen or any subsidiary of Avigen, (iii) any purchase, sale or transfer of a material amount of assets by Avigen or any subsidiary of Avigen, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Avigen.

     Except as otherwise set forth in this Statement, there are no transactions, resolutions of Avigen’s Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Anti-Takeover Provisions of Avigen’s Charter Documents

     Certain provisions of Avigen’s Amended and Restated Certificate of Incorporation, as amended, and Bylaws (the “Charter Documents”) may have the effect of delaying or preventing changes in control or management, including the division of the Board into three classes, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

     The Charter Documents also provide that removal of any director or the entire Board without cause requires the affirmative vote of the holders of at least 2/3 of the voting power of the then-outstanding Shares. Further, the Charter Documents provide that the Board may designate the rights, preferences and privileges of shares of undesignated preferred stock which, if designated by the Board and issued by Avigen, may have rights, preferences and privileges, including economic rights, senior to the Common Stock, and as a result the issuance of such preferred stock may have the effect of delaying or preventing changes in control or management.

Rights Agreement

     In view of the fact that Avigen’s stock price became significantly depressed as a result of the AV650 announcement and the ongoing global economic crisis, among other things, on November 21, 2008, Avigen entered into a rights agreement with American Stock Transfer & Trust Co. LLC (the “Rights Agreement”) and the Board declared a dividend of one preferred share purchase right thereunder (each, a “Right”) for each outstanding share of Avigen’s Common Stock to the stockholders of record on December 1, 2008. The Board took these actions in order to give Avigen adequate time, if it were to be presented with an attempt by a third party to acquire Avigen at a price determined by the Board not to be in the best interests of Avigen’s stockholders, to explore strategic alternatives to maximize stockholder value. Each Right entitles the registered holder to purchase from Avigen one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $8.00 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions, designed to make it the economic equivalent of a Share. The description and terms of the Rights are set forth in the Rights Agreement.

     Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to a Registration Statement on Form 8-K filed with the SEC on November 24, 2008, and are incorporated herein by reference.

     The Purchaser’s unsolicited Offer may trigger certain events under the Rights Agreement. Specifically, were the Purchaser to acquire any Shares pursuant to the Offer without the Rights being redeemed prior to the date of such purchase, BVF would become an “Acquiring Person” pursuant to the terms of the Rights Agreement, and the stockholders of Avigen (other than BVF and its affiliates and associates) would (subject to the exchange and other provisions of the Rights Agreement) become entitled to acquire, for an exercise price of $8.00 per Right, additional Shares valued at $16.00 (twice the exercise price for each Right). At its meeting on January 26, 2009, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), on which the Rights “detach” from the underlying Shares, and which otherwise would have occurred 10 business days after January 15, 2009 (the date of the first public announcement of BVF’s intention to commence the Offer), until such date as may be determined by the Board to be the Distribution Date, which determination will be made by a duly adopted subsequent resolution of the Board.

Statement under the Private Securities Litigation Reform Act

     The statements in this Statement relating to Avigen’s strategy, objectives and plans to identify, acquire and develop opportunities that represent a positive return to Avigen’s stockholders, its beliefs regarding the availability of strategic opportunities and potential value of monetizing AV411, and future actions that Avigen’s Board may take are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements, including the risk that Avigen will not be able to acquire or develop such opportunities due to monetary, intellectual property, technological or other constraints. In addition, there are many other risks and uncertainties inherent in the development of drug products and pursuing strategic opportunities. Other risks and uncertainties relating to Avigen are detailed in reports filed by Avigen with the Securities and Exchange Commission, including Avigen’s quarterly report on Form 10-Q for the period ended September 30, 2008, under the caption “Risks Related to Our Business” in Item 2 of Part I of that report, which was filed with the SEC on November 10, 2008.

Further risks and uncertainties resulting from the Purchaser’s unsolicited Offer include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Avigen; the risk that the Offer will make it more difficult for Avigen to execute its strategic plan and pursue other strategic opportunities; the risk of greater volatility in the price of our Common Stock; and the risk that stockholder litigation in connection with the Purchaser’s unsolicited Offer, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)	Letter to Stockholders of Avigen, dated February 6, 2009.*

(a)(2)	Press Release of Avigen, dated February 6, 2009.

(e)(1)	Excerpts from Avigen’s Proxy Statement, filed with the SEC on April 24, 2008, relating to Avigen’s 2008 Annual Meeting of Stockholders.

(e)(2)	Management Transition Plan, as amended October 30, 2008.

(e)(3)	2006 Equity Incentive Plan (incorporated by reference from such document filed as Appendix A to Avigen’s Proxy Statement filed with the SEC on April 20, 2006).

(e)(4)	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.4 to Avigen’s Current Report on Form 8-K filed with the SEC on November 24, 2008).

(e)(5)

Rights Agreement, dated as of November 21, 2008, by and between Avigen and American Stock Transfer & Trust Co. LLC, as rights agent (incorporated by reference to Exhibit 4.2 to Avigen’s Current Report on Form 8-K filed with the SEC on November 24, 2008).

* Filed herewith and included in copies mailed to stockholders of Avigen.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 6, 2009		AVIGEN, INC.

	By:	/s/ Andrew A. Sauter
Andrew A. Sauter
Chief Financial Officer